As filed with the Securities and Exchange Commission on October 7, 2003



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934




                            New Skies Satellites N.V.

                              Rooseveltplantsoen 4
                                2517 KR The Hague
                                 The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F...X...                                        Form 40-F......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes......                                               No...X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..............................N/A................................................

                                                     [NEW SKIES SATELLITES LOGO]



             New Skies Successfully Completes Share Buy Back Program


THE HAGUE, Netherlands, September 3, 2003 - New Skies Satellites N.V. (AEX,
NYSE: NSK), the global satellite communications company, announced today that it successfully completed its share repurchase program, acquiring a total of 13,057,024 ordinary shares at a total cost of approximately $54.0 million, reflecting an average price of $4.14. New Skies will cancel the repurchased shares currently held as treasury stock.

Approximately 93 percent of the repurchased shares came from New Skies' original shareholder base, including the stakes of Deutsche Telekom, KDDI Corporation, SingTel Optus, Singapore Telecom and Teleglobe.

Dan Goldberg, chief executive officer of New Skies, said: "I am very pleased with the execution and completion of the share repurchase program, an initiative that underscores our confidence in the strength of our business and our prospects going forward. In our view, the share buy back benefited shareholders by accreting value to those who did not elect to sell and, at the same time providing an exit path to those who did. In addition, I believe we have made meaningful progress towards addressing concerns that may have existed regarding share overhang."

Goldman Sachs International and ABN AMRO Rothschild are acting as advisors to the company, and Goldman Sachs International is acting as the company's agent for the share repurchase program.

About New Skies Satellites

New Skies Satellites (AEX, NYSE: NSK) is one of only four fixed satellite communications companies with truly global satellite coverage, offering video, voice, data and Internet communications services to a range of telecommunications carriers, broadcasters, large corporations, Internet service providers and government organizations around the world. New Skies has five satellites in orbit, ground facilities around the world and one additional spacecraft under construction. The company also has secured certain rights to make use of additional orbital positions for future growth. New Skies is headquartered in The Hague, The Netherlands, and has offices in Beijing, Hong Kong, Johannesburg, New Delhi, Sao Paulo, Singapore, Sydney and Washington, D.C. Additional information is available at www.newskies.com.


For more information, please contact:
Boris Djordjevic,
Investor Relations, New Skies Satellites                      +31 70 306 4183
bdjordjevic@newskies.com

Jeffrey Bothwell,
Corporate Communications, New Skies Satellites                +31 70 306 4239
jbothwell@newskies.com

Frank De Maria, Brunswick (New York)                          +1 212 333 3810
fdemaria@brunswickgroup.com


Pamela Small, Brunswick (London)                              +44 20 7404 5959
psmall@brunswickgroup.com


Safe Harbor
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934 provide a "safe harbor" for forward-looking statements made by an issuer of publicly traded securities and persons acting on its behalf. New Skies Satellites N.V. has made certain forward-looking statements in this document in reliance on those safe harbors. A forward-looking statement concerns the company's or management's intentions or expectations, or are predictions of future performance. These statements are identified by words such as "intends", "expects", "anticipates", "believes", "estimates", "may", "will", "should" and similar expressions. By their nature, forward-looking statements are not a matter of historical fact and involve risks and uncertainties that could cause New Skies' actual results to differ materially from those expressed or implied by the forward-looking statements for a number of reasons. Factors which may affect the future performance of New Skies include: delays or problems in the construction or launch of future satellites; technical performance of in-orbit satellites and earth-based infrastructure; increased competition and changes in technology; growth of and access to the company's target markets; legal and regulatory developments affecting the company's business; and worldwide business and economic conditions, among other things. These risks and other risks affecting New Skies' business are described in the company's periodic filings with the U.S. Securities and Exchange Commission, including but not limited to New Skies' Annual Report on Form 20-F for the year ended December 31, 2001. Copies of these filings may be obtained by contacting the SEC. New Skies disclaims any obligation to update the forward-looking statements contained in this document.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



New Skies Satellites N.V.



By:    /s/ Andrew Browne
       -----------------
Name:  Andrew Browne
Title: Chief Financial Officer and Management Board Member



Date:    October 7, 2003